

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 17, 2009

Mr. John P. Fletcher
Executive Vice President and General Counsel
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212-2442

> **Re:** **Windstream Corporation**
> **Registration Statement on Form S-4**
> **Filed December 3, 2009**
> **File No. 333-163477**

Dear Mr. Fletcher:

We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure that certain NuVox stockholders representing more than 62% of NuVox's outstanding common stock have entered into a consent agreement with Windstream Corporation. We also note that additional stockholders, representing approximately an additional 23% of NuVox's outstanding common stock, will be "dragged along" pursuant to provisions under a previous stockholders' agreement. Finally, we note that NuVox will not be soliciting proxies or consents from NuVox stockholders.

Please provide an analysis as to why the offering and sale of shares to NuVox stockholders may be properly registered on Form S-4. Provide additional details for us with respect to the characteristics of the NuVox stockholders who have signed the stockholders' agreement and will be subject to "drag along" provisions in the stockholders' agreement. In addition, please provide additional information with respect to the NuVox stockholders whose consent you will not solicit. In your response, please describe how registration of the issuance of the shares is appropriate given the number and characteristics of the stockholders whose consent has been locked up and the fact that NuVox is not soliciting consents or proxies from additional stockholders. See Item 225.10 in our Securities Act Forms Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Daniel L. Heard, Esq., Kutak Rock LLP
       Via Facsimile (501) 975-3001